UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2019

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 10, 2019, EXFO Inc., a Canadian corporation, announced the voting results of its annual general meeting held on January 9, 2019 This report on Form 6-K sets forth the news release relating to EXFO voting results disclosed on January 10, 2019 and the Report of Voting Results addressed to the Canadian Securities Authorities. This press release is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: January 10, 2019

PRESS RELEASE
For immediate release

EXFO Announces Election of Directors
QUEBEC CITY, CANADA, January 10, 2019 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) announced today that the six nominees listed in the management proxy circular for the 2018 Annual and Special Meeting of Shareholders were elected as directors of the company at a shareholder meeting held on January 9, 2019 in Toronto, Canada.

Detailed results of the vote for the election of directors held at the meeting are set out below:

	% for	% withheld
François Côté	99.93	0.07
Germain Lamonde	99.93	0.07
Angela Logothetis	99.93	0.07
Philippe Morin	99.93	0.07
Claude Séguin	99.93	0.07
Randy E. Tornes	99.93	0.07

Final results on all matters voted at the meeting have been filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov/edgar.shtml in the United States.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

VIA SEDAR

January 10, 2019

To:	British Columbia Securities Commission	Administrator of Securities, New Brunswick
	Alberta Securities Commission	Nova Scotia Securities Commission
	Saskatchewan Securities Commission	Securities Commission of Newfoundland
	Manitoba Securities Commission	Prince Edward Island Securities Commission
Ontario Securities Commission

(collectively the “Commissions”)

Dear Sir or Madam:

RE:	EXFO Inc. (EXFO) – Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51‑102”)

Following the Annual Meeting of Shareholders of EXFO Inc. (the “Corporation”) held on January 9, 2019 (the “Meeting”) and in accordance with section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted upon	Voting Results
1. Election of Directors	The nominees proposed by management were elected by a majority of shareholders.
	% for	% withheld
François Côté	99.93	0.07
Germain Lamonde	99.93	0.07
Angela Logothetis	99.93	0.07
Philippe Morin	99.93	0.07
Claude Séguin	99.93	0.07
Randy E. Tornes	99.93	0.07

2. Appointment of PricewaterhouseCoopers LLP as auditors and the authorization to the Audit Committee to fix their remuneration.	PricewaterhouseCoopers LLP, chartered accountants were appointed as the Corporation’s auditors and the Audit Committee was authorized to determine their remuneration by a majority of shareholders.
	% for	% withheld
	99.72	0.28

3. Long-Term Incentive Plan and the Deferred Share Unit Plan Amendments Resolution.	To approve the amendments to the Long-Term Incentive Plan and the Deferred Share Unit Plan as set forth in Schedule A to the Proxy Circular.
	% for	% against
	99.27	0.73
Trusting the whole is satisfactory, we remain.

Yours truly,

EXFO Inc.

/s/ Benoit Ringuette
Benoit Ringuette
General Counsel Corporate Secretary